

June 11, 2014

Via E-mail
Kimberly A. Dang
Vice President and Chief Financial Officer
Kinder Morgan, Inc.
1001 Louisiana Street, Suite 1000
Houston, TX 77002

Re: **Kinder Morgan, Inc.**
Form 10-K for the year ended December 31, 2013
Filed February 24, 2014
File No. 001-35081
Kinder Morgan Energy Partners, L.P.
Form 10-K for the year ended December 31, 2013
Filed February 18, 2014
File No. 001-11234
El Paso Pipeline Partners, L.P.
Form 10-K for the year ended December 31, 2013
Filed February 19, 2014
File No. 001-33825

Dear Ms. Dang:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Kinder Morgan, Inc.

Form 10-K for the year ended December 31, 2013

Business and Properties, page 8

2014 Outlook, page 15

1. We note your disclosure on page 162 that KMP's distributions are categorized as either distributions of cash from operations or as distributions from interim capital transactions. We further note your disclosure on page 15 that you expect KMP will declare total annual cash distributions of $5.58 per unit and EPB will declare a total cash distribution of $2.60 per unit. When you disclose outlook for distributions please also make it clear whether you expect such distributions will be made from operations or interim capital transactions. Please also include some discussion of the risk of a future distribution being characterized as from interim capital transactions and how such characterization would affect expected future distributions to you and in turn your dividends to your shareholders. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

Results of Operations, page 64

Cash Available to Pay Dividends, page 65

2. We note your disclosure of cash available per average share outstanding and your declared dividend per share. The margin by which the cash available to pay dividends exceeds the actual dividend paid is decreasing over the 3-year period. Please discuss any known trends in this metric and its relationship to dividends declared. As part of your analysis, please provide management's insights into the factors that caused this margin to vary giving due effect to the variability in cash flow of such assets. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K.

Reconciliation of Cash Available to Pay Dividends from Income from Continuing Operations, page 66

3. Given the volume of items comprising the lines KMP Certain Items and KMI Certain Items, please present a table or other visually comprehensible reconciliation of the amounts.

Natural Gas Pipelines, page 70

4. We note your disclosure that the certain items described in the footnotes to the table accounted for $1,625 million of the increase in the Natural Gas Pipelines business segment's EBDA in 2013. Please show us what makes up the $1,625 increase.

Capital Expenditures, page 88

5. We note that you separately quantify the amount of sustaining capital expenditures and the amount of discretionary capital expenditures for the current year and expected for 2014. Please provide management's insight into any trends or significant fluctuations in each of these types of capital expenditures and the reasons for the expected increase. Indicate how you determined the expected sustaining capital expenditures will be sufficient to maintain your existing cash flow or capacity. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K.

6. Please tell us and disclose whether you incurred any capital expenditures that had elements of both sustaining capital expenditures and discretionary capital expenditures. For example, an expenditure that increased operating capacity but replaced an existing asset. If so, please revise your disclosure to quantify the portion allocated to sustaining and expansion capital expenditures for each of the periods presented. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K.

7. You state the determination of whether a capital expenditure is classified as maintenance or as capital additions and improvements is made on a project level. We assume you apply some methodology on a project level to make that determination and that once the determination is made, 100% of that project expenses are classified as maintenance or capital addition/improvement. If our assumption is incorrect, please clarify it. If correct, please disclose your specific methodology for determining how a project is classified. To the extent a project has elements of maintenance and capital addition/improvements, you should identify the aggregate amount of such projects and indicate the category to which such capital expenditures were allocated. We may have further comment.

8. Please tell us how you determine the classification of capital expenditures as sustaining or expansion in your oil and gas producing business. In this regard, please explain to us how throughput and capacity relate to expenditures applicable in this business.

Kinder Morgan Energy Partners, L.P.

Form 10-K for the year ended December 31, 2013

General

9. Please apply all of the comments related to Kinder Morgan, Inc. to Kinder Morgan Energy Partners, L.P. as applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

Distributable Cash Flow, page 56

10. Please provide a table to show the items comprising the line Certain Items and noncontrolling interests.

El Paso Pipeline Partners, L.P.

Form 10-K for the year ended December 31, 2013

General

11. Please apply all of the comments related to Kinder Morgan, Inc. to El Paso Pipeline Partners, L.P. as applicable.

Note 7. Partners' Capital, page 86

Income Allocation and Declared Distribution, page 89

12. We note your disclosure that your partnership agreement requires that you distribute all of your available cash from operating surplus each quarter. We also note that your partnership agreement appears to also contemplate the possibility of distributions from capital surplus. Please tell us why you have not disclosed how distributions from capital surplus differ from distributions from operating surplus and whether this is a reasonable possibility. Please also tell us whether you expect to pay the expected distribution for the next 4 quarters from operating or capital surplus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3849 if you have questions regarding our comments or any other questions.

                        Sincerely,

                        /s/ James Allegretto

                        James Allegretto
                        Senior Assistant Chief Accountant